UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  333-166853

Aquilex Holdings LLC

(and co-registrants listed on Schedule 1 hereto)

(Exact name of registrant as specified in its charter)

3344 Peachtree Rd. N.E., Suite 2100, Atlanta, Georgia 30326

(404)869-6677

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11 1/8% Senior Notes due 2016

Guarantees of the 11 1/8% Senior Notes due 2016

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	X
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

      Approximate number of holders of record as of the certification or notice date: _12

      Pursuant to the requirements of the Securities Exchange Act of 1934 Aquilex Holdings LLC and each of the co-registrants listed on Schedule 1 hereto has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 3, 2012                     By: _/s/ Jay W. Ferguson

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SCHEDULE 1

TABLE OF CO-REGISTRANTS

Exact Name of Co-Registrant as Specified in its Charter	Commission File Number

Aquilex Corporation	333-166853-06

Aquilex Finance Corp.	333-166853-07

Aquilex HydroChem, Inc.	333-166853-05

Aquilex HydroChem Industrial Cleaning, Inc.	333-166853-04

Aquilex Specialty Repair and Overhaul, Inc.	333-166853-03

Aquilex SMS, Inc.	333-166853-02

Aquilex WSI, Inc.	333-166853-01

Address, including Zip Code, and Telephone Number, including Area Code, of each Co-Registrant’s Principal Executive Offices:

3344 Peachtree Rd. N.E., Suite 2100, Atlanta, Georgia 30326, (404)869-6677